South Street Securities LLC
Statement of Financial Condition
December 31, 2021

Assets

Cash	$	30,113,965
Financial instruments owned, at fair value (cost $1,388,235,093)		1,383,489,900
Securities purchased under agreements to resell		
(includes $12,743,660,829 at fair value)		28,275,642,243
Securities borrowed		759,865,666
Receivables from brokers, dealers and clearing organization		10,284,024
Other trading assets		24,707,095
Accrued interest receivable		299,200
Right of use asset		7,017,389
Other assets		6,584,614
Total assets	$	30,498,004,096

Liabilities and Member's Equity

Liabilities

Securities sold under agreements to repurchase		
(includes $515,313,176 at fair value)	$	29,382,780,340
Securities loaned		760,046,486
Payable to clearing organization		87,957,633
Other trading liabilities		4,933,716
Lease liability		7,518,650
Accrued expenses		10,878,382
Total liabilities		30,254,115,207
Commitments and contingencies (refer to Note 6)		
Member's equity		243,888,889
Total liabilities and member's equity	$	30,498,004,096

The accompanying notes are an integral part of this financial statement.